                                                               Filed pursuant to
                                                                  Rule 424(b)(5)
                                                               File No. 33-99480

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 11, 1995)


                                134,584 SHARES

                               EQUITY INNS, INC.

                                  COMMON STOCK

         Equity Inns, Inc. (the "Company") is a self-administered equity real estate investment trust ("REIT") which, through a wholly-owned subsidiary, owns an approximately 96.6% general partnership interest in Equity Inns Partnership, L.P. (the "Partnership"). As of November 4, 1996, the Company owned 47 hotels with an aggregate of 5,687 rooms (the "Current Hotels"). The Company has pending contracts to acquire two additional hotels (the "Acquisition Hotels") having an aggregate of 259 rooms. Upon closing of the purchase of the Acquisition Hotels, the Company will own 49 hotels with an aggregate of 5,946 rooms. The Company leases its hotels to Trust Leasing, Inc. (formerly named McNeill Hotel Co., Inc.)(the "Lessee") pursuant to leases providing for the payment of rent based, in part, on the revenues from the hotels (the "Percentage Leases"). The Lessee is wholly owned by Phillip H. McNeill, Sr., Chairman of the Board and Chief Executive Officer of the Company.

         All of the shares of Common Stock offered hereby are being sold directly by the Company to Promus Hotels, Inc. ("Promus") pursuant to the terms of a Stock Purchase Agreement, dated as of May 31, 1996, by and among the Company, the Lessee and Promus at a price of $11.517 per share. The aggregate proceeds of approximately $1.54 million will be used to fund a portion of the purchase price of the Acquisition Hotel located in Phoenix (Camelback), Arizona which will be acquired by the Partnership from Promus.

         The Common Stock is listed on the New York Stock Exchange. On November 4, 1996, the last reported sale price of the Common Stock was $11.875 per share. See "Price Range of Common Stock and Distributions."

                             -------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
           ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.

         The certificates for the shares of Common Stock offered hereby are expected to be available for delivery on or about November 5, 1996 at the offices of the Company in Memphis, Tennessee.


          The date of this Prospectus Supplement is November 5, 1996

                              RECENT DEVELOPMENTS

ACQUISITIONS

         Since May 31, 1996, the Company has acquired six hotels, an 80-room Residence Inn hotel in Madison, Wisconsin, a 160-room Holiday Inn hotel in Winston-Salem, North Carolina, a 126-room Hampton Inn hotel in Scottsdale, Arizona, a 167-room Hampton Inn hotel in Chattanooga, Tennessee, a 96-room Residence Inn hotel in Burlington, Vermont, and a 123-room Homewood Suites hotel in San Antonio, Texas, for purchase prices aggregating approximately $36.7 million. The Company has entered into contracts to acquire the three Acquisition Hotels, comprising the 124-room Homewood Suites hotel in Phoenix (Camelback), Arizona and the 135-room Hampton Inn hotel in Overland Park, Kansas, containing an aggregate of 259 rooms for purchase prices aggregating approximately $16.8 million. The contracts for the Acquisition Hotels contain customary conditions to closing, including the Company's completion of satisfactory due diligence. Management expects that the acquisition of the Camelback Acquisition Hotel will occur by November 5, 1996 and the acquisition of the Overland Park Acquisition Hotel will occur by April 30, 1997.

COMMENCEMENT OF LISTING AND TRADING OF COMMON STOCK ON THE NYSE

         On September 9, 1996, the Company's Common Stock began trading on the New York Stock Exchange ("NYSE") under the symbol "ENN." Prior to September 9, 1996, the Company's Common Stock was traded on the Nasdaq Stock Market. Trading of the Company's Common Stock on the Nasdaq Stock Market was terminated at the close of business on September 6, 1996.

                                USE OF PROCEEDS

         The net proceeds to the Company from the sale of Common Stock hereunder will be approximately $1.54 million. The Company, through the Trust, will contribute the net proceeds to the Partnership, and after such contribution, will own through the Trust an approximately 96.6% general partnership interest in the Partnership. The Partnership will use the net proceeds to fund a portion of the purchase price for the Camelback Acquisition Hotel.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

         The Common Stock is listed on the NYSE under the symbol "ENN." Prior to September 9, 1996, the Common Stock was traded on the Nasdaq Stock Market. The following table sets forth for the indicated periods the high and low sales prices for the Common Stock, as traded through the facilities of the Nasdaq Stock Market (prior to September 9, 1996) and on the NYSE (since September 9,
1996) and the cash distributions declared per share:


                                                                                                       CASH
                                                                               PRICE RANGE             DISTRIBUTIONS
                                                                               -----------             DECLARED
                                                                             HIGH        LOW           PER SHARE
                                                                             ----        ---           ---------
    YEAR ENDED DECEMBER 31, 1994
    First Quarter(1)  . . . . . . . . . . . . . . . . . . . . . . . . .    $14         $12 1/2           $.063(1)
    Second Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . .     14 1/2      12 1/4            .20
    Third Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . .     13 1/2      10 1/2            .22
    Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . .     11           8 7/8            .22
    YEAR ENDED DECEMBER 31, 1995
    First Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . .     11 1/8       9 1/2            .24
    Second Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . .     11 1/2      10 3/8            .24
    Third Quarter   . . . . . . . . . . . . . . . . . . . . . . . . . .     12 1/2      10 3/8            .26
    Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . .     12          10 3/4            .26
   YEAR ENDING DECEMBER 31, 1996
    First Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . .     13 1/8      11 5/8            .28
    Second Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . .     12 3/4      11 1/4            .28
    Third Quarter (through September 26, 1996)  . . . . . . . . . . . .     12 7/8      11                .28
    Fourth Quarter (through November 4, 1996) . . . . . . . . . . . . .     12 3/4      11 1/4            --
---------------                                                             ------      ------          -----

(1) The stock prices are from February 23, 1994, the date of the Company's initial public offering. The cash distributions represent an approximate pro rata distribution of the Company's initial quarterly distribution of $.20 per share based on a calendar quarter beginning March 1, 1994, the inception of operations of the Company.

     On November 4, 1996, the last reported sale price of the Common Stock on the NYSE was $11.875 per share. On November 4, 1996, the Company had approximately 574 shareholders of record. The Company estimates that there are approximately 1,800 beneficial owners of the Company's Common Stock.

     The Company intends to make regular quarterly distributions to its shareholders. The Company's ability to make such distributions to its shareholders is dependent on its receipt, through the Trust, of distributions from the Partnership. The Company, through the Trust, intends to cause the Partnership to distribute to its partners sufficient amounts to permit the Company to make regular quarterly distributions to its shareholders. The Partnership's primary source of revenue consists of rent payments from the Lessee under the Percentage Leases. The Company must rely on the Lessee to generate sufficient cash flow from the operation of the Hotels to meet the Lessee's rent obligations under the Percentage Leases. The Lessee was formed in January 1994 with nominal assets, and its obligations under the Percentage Leases are unsecured.

     Under the federal income tax provisions affecting REITs, the Company must pay to its shareholders at least 95% of its taxable income each year as dividends in order to avoid taxation as a regular corporation. Moreover, the Company must pay at least 85% of its ordinary income and 95% of any capital gain income as dividends to avoid certain excise taxes applicable to REITs. Under certain circumstances, the Company may be required to make distributions in excess of Cash Available for Distribution in order to meet such distribution requirements. In such event, the Company would seek to borrow the amount of the deficiency or sell assets to obtain the cash necessary to make distributions to retain its qualification as a REIT for federal income tax purposes. The Company expects a portion of distributions will constitute a return of capital. A return of capital generally is not subject to federal income tax under current law. Approximately 22% of the Company's aggregate distributions to shareholders during the year ended December 31, 1995 represented a return of capital for federal income tax purposes.

                              PLAN OF DISTRIBUTION

     The Shares are being sold directly by the Company to Promus, and not through underwriters, brokers or designated agents. Promus and the Company have executed a Stock Purchase Agreement, to which reference is made for the complete terms and conditions of the issuance and sale of Common Stock hereunder.

     Delivery of the certificates for the shares of Common Stock offered hereby will be made at the offices of the Company in Memphis, Tennessee, on or about November 5, 1996, against payment therefor.

PROSPECTUS

                               EQUITY INNS, INC.

                                  COMMON STOCK

                             ---------------------

     Equity Inns, Inc. (together with its subsidiaries, the "Company") may from time to time offer shares of its Common Stock, par value $.01 per share (the "Common Stock"), with an aggregate public offering price of up to $150,000,000, on terms to be determined at the time of offering. The Common Stock may be offered in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

     The Company's charter contains limitations on direct or beneficial ownership and restrictions on transfer of the Common Stock to preserve the status of the Company as a real estate investment trust ("REIT") for United States federal income tax purposes. See "Restrictions on Ownership of Common Stock".

     The Company's Common Stock is traded on The Nasdaq Stock Market under the symbol "ENNS". Any Common Stock offered pursuant to a Prospectus Supplement will be qualified for trading on The Nasdaq Stock Market.

     The Common Stock may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any designated agents or underwriters are involved in the sale of any of the Common Stock, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Common Stock may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of the Common Stock.

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE COMMON STOCK UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
   MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                             ---------------------

                The date of this Prospectus is December 11, 1995

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on The Nasdaq Stock Market, and such reports, proxy and informational statements and other information concerning the Company can be inspected and copied at The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

     The Company has filed with the Commission a Registration Statement on Form S-3 (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules hereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company under the Exchange Act (File No. 34-0-23290) with the Commission and are incorporated herein by reference: (a) Annual Report on Form 10-K for the year ended December 31, 1994;
(b) Proxy Statement for the Company's Annual Meeting of Shareholders dated March 15, 1995; (c) Quarterly Report on Form 10-Q for the three months ended March 31, 1995, June 30, 1995 and September 30, 1995; (d) Current Report on Form 8-K dated April 26, 1995 and filed with the Commission on April 27, 1995; (e) Current Report on Form 8-K dated October 3, 1995 and filed with the Commission on October 4, 1995; (f) Current Report on Form 8-K/A dated November 9, 1995 and filed with the Commission on November 13, 1995; and (g) the description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A, dated January 20, 1994. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus or any Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Equity Inns, Inc., 4735 Spottswood, Suite 102, Memphis, Tennessee 38117, Attention: Howard A. Silver, telephone (901) 761-9651.

                                  THE COMPANY

     The Company is a self-administered equity real estate investment trust ("REIT") incorporated as a Tennessee corporation in November 1993 to acquire equity interests in hotel properties. The Company completed its initial public offering in March 1994 and has subsequently completed two additional public offerings of Common Stock. The Company, through a wholly-owned subsidiary, is the sole general partner of Equity Inns Partnership, L.P. (the "Partnership") and at September 30, 1995 owned an approximately 95.8% general partnership interest in the Partnership. Substantially all of the Company's business activities are conducted through the Partnership. At September 30, 1995, the Partnership owned 33 hotels with an aggregate of 3,938 rooms located in 20 states and had contracted to acquire an additional three hotels with an aggregate of 328 rooms (the "Hotels"). In order to qualify as a REIT for federal income tax purposes, neither the Company nor the Partnership can operate hotels. As a result, the Partnership leases all of its hotel properties to McNeill Hotel Co., Inc. (the "Lessee") pursuant to leases ("Percentage Leases") which provide for rent equal to the greater of (i) fixed base rent or (ii) percentage rent based on a percentage of gross room revenue, and food and beverage revenue, if any at the hotels. The Lessee is wholly owned by Phillip H. McNeill, Sr., the Chairman of the Board and Chief Executive Officer of the Company.

     The Company's Charter limits consolidated indebtedness to 45% of the Company's investment in hotel properties, at its cost, which cost includes the fair market value of any equity securities issued in connection with the acquisition of hotel properties, after giving effect to the Company's use of proceeds from any indebtedness.

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 1994. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 95% of its taxable income. In connection with the Company's election to be taxed as a REIT, the Company's Charter imposes certain restrictions on the transfer and ownership of shares of Common Stock. See "Restrictions on Transfer of Common Stock." The Company has adopted the calendar year as its taxable year.

     The Company's principal executive offices are located at 4735 Spottswood, Suite 102, Memphis, Tennessee 38117 and its telephone number is (901) 761-9651.

                                USE OF PROCEEDS

     The Company will contribute the net proceeds of any sale of Common Stock by the Company to the Partnership in exchange for additional units of partnership interest. Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of any Common Stock will be used by the Partnership for general partnership purposes, which may include repayment of indebtedness, making improvements to hotel properties and the acquisition of additional hotel properties.

                          DESCRIPTION OF CAPITAL STOCK

     Under the Company's Charter, the total number of shares of all classes of stock that the Company has authority to issue is 60,000,000, consisting of 50,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). At September 30, 1995, there were 14,907,231 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

     The following information with respect to the capital stock of the Company is subject to the detailed provisions of the Charter and the Company's Bylaws, as currently in effect. These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Charter and Bylaws, which are exhibits to the Registration Statement.

COMMON STOCK

     Subject to the provisions of the Charter described under "Restrictions on Transfer of Capital Stock," the holders of Common Stock are entitled to one vote per share on all matters voted on by the shareholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of shares of Common Stock exclusively possess all voting power of the Company. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. The holders of Common Stock have no preemptive rights.

     The Common Stock is traded on the Nasdaq Stock Market under the symbol "ENNS." The transfer agent and registrar for the Company's Common Stock is Trust Company Bank, Atlanta, Georgia.

PREFERRED STOCK

     The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, the Board of Directors may afford the holders of any series or class of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company.

CHARTER AND BYLAW PROVISIONS

  Staggered Board of Directors

     The Charter provides that the Board of Directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors with the classes serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors.

     The classification provisions also could have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

  Number of Directors; Removal; Filling Vacancies

     The Charter and Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will consist of not less than three nor more than nine persons, subject to increase or decrease by the affirmative vote of 80% of the members of the entire Board of Directors. At all times a majority of the directors shall be Directors of the Company who are not officers or employees of the Company or Affiliates (as defined below) of (i) any advisor to the Company under an advisory agreement, (ii) any lessee of any property of the Company,
(iii) any subsidiary of the Company or (iv) any partnership which is an Affiliate of the Company (the "Independent Directors"), except that upon the death, removal or resignation of an Independent Director, such requirement shall not be applicable for 60 days. "Affiliate" is defined as being (i) any person that, directly or indirectly, controls or is controlled by or is under common control with such person, (ii) any other person that owns, beneficially, directly or indirectly, five percent (5%) or more of the outstanding capital stock, shares or equity interests of such person, or (iii) any officer, director, employee, partner or trustee of such person or any person controlling, controlled by or under common control with such person (excluding trustees and persons serving in similar capacities who are not otherwise an Affiliate of such person). There are four directors currently, three of whom are Independent Directors. The holders of Common Stock are entitled to vote on the election or removal of directors, with each share entitled to one vote. The Bylaws provide that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, provided that Independent Directors shall nominate and approve directors to fill vacancies created by Independent Directors. Accordingly, the Board of Directors could temporarily prevent any shareholder entitled to vote from enlarging the Board of Directors and filling the new directorships with such shareholder's own nominees. Any director so elected shall hold office until the next annual meeting of shareholders.

     A director may be removed with or without cause by the affirmative vote of the holders of 75% of the outstanding shares entitled to vote in the election of directors at a special meeting of the shareholders called for the purpose of removing him.

  Limitation of Liability; Indemnification

     The Company's Charter obligates the Company to indemnify and advance expenses to present and former directors and officers to the maximum extent permitted by Tennessee law. The Tennessee Business Corporation Act ("TBCA") permits a corporation to indemnify its present and former directors and officers, among others, against judgments, settlements, penalties, fines or reasonable expenses incurred with respect to a proceeding to which they may be made a party by reason of their service in those or other capacities if (i) such persons conducted themselves in good faith, (ii) they reasonably believed, in the case of conduct in their official capacities with the corporation, that their conduct was in its best interests and, in all other cases, that their conduct was at least not opposed to its best interests, and (iii) in the case of any criminal proceeding, they had no reasonable cause to believe that their conduct was unlawful.

     Any indemnification by the Company pursuant to the provisions of the Charter and the TBCA described above shall be paid out of the assets of the Company and shall not be recoverable from the shareholders. The Company currently purchases director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above. To the extent that the foregoing indemnification provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Commission such indemnification is contrary to public policy and is, therefore, unenforceable.

     The TBCA permits the charter of a Tennessee corporation to include a provision eliminating or limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision cannot eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or (iii) for unlawful distributions that exceed what could have been distributed without violating the TBCA or the corporation's charter. The Company's Charter contains a provision eliminating the personal liability of its directors or officers to the Company or its shareholders for money damages to the maximum extent permitted by Tennessee law from time to time.

  Amendment

     The Company's Charter may be amended by the affirmative vote of the holders of a majority of the shares of the Common Stock present at a meeting at which a quorum is present, with the shareholders voting as a class with one vote per share; provided, however, that (i) the Charter provision providing for the classification of the Board of Directors into three classes may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the members of the Board of Directors or the affirmative vote of holders of at least 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting separately as a class; (ii) the provisions relating to the limitation on indebtedness may not be amended without an affirmative vote of the holders of a majority of the outstanding shares of Common Stock; and (iii) the Company cannot take any action intended to terminate its qualification as a REIT without the approval of the holders of two-thirds of the outstanding shares of Common Stock. The Company's Bylaws may be amended by the Board of Directors or by vote of the holders of a majority of the outstanding shares of

Common Stock, provided that provisions with respect to the staggered terms of the Board of Directors cannot be amended without the affirmative vote of 80% of the members of the entire Board of Directors or the holders of 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting separately as a class.

  Operations

     Pursuant to its Charter, the Company generally is prohibited from engaging in certain activities, including (i) incurring consolidated indebtedness in excess of 45% of the Company's investment in hotel properties, at cost, after giving effect to the Company's use of proceeds from any indebtedness, and (ii) acquiring or holding property or engaging in any activity that would cause the Company to fail to qualify as a REIT.

TENNESSEE ANTI-TAKEOVER STATUTES

     In addition to certain of the Company's Charter provisions discussed above, Tennessee has adopted a series of statutes which may deter takeover attempts or tender offers, including offers or attempts that might result in the payment of a premium over the market price for the Common Stock or that a shareholder might otherwise consider in its best interest.

     Under the Tennessee Investor Protection Act, unless a company's board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within one year prior to the proposed takeover offer, may offer to acquire any class of equity securities of an offeree company pursuant to a tender offer if, after the acquisition thereof, the offeror would be directly or indirectly a beneficial owner of more than 10% of any class of outstanding equity securities of the offeree company (a "Takeover Offer"). However, this prohibition does not apply if the offeror, before making such purchase, has made a public announcement of his intention with respect to changing or influencing the management or control of the offeree company, has made a full, fair and effective disclosure of such intention to the person from whom he intends to acquire such securities, and has filed with the Tennessee Commissioner of Commerce and Insurance (the "Commissioner") and with the offeree company a statement signifying such intentions and containing such additional information as the Commissioner by rule prescribes. Such an offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a Takeover Offer may be withdrawn by or on behalf of an offeree at any time within seven days from the date the Takeover Offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the Takeover Offer has become effective. If an offeror makes a Takeover Offer for less than all the outstanding equity securities of any class, and if the number of securities tendered is greater than the number the offeror has offered to accept and pay for, the securities shall be accepted pro rata. If an offeror varies the terms of a Takeover Offer before its expiration date by increasing the consideration offered to shareholders of the offeree company, the offeror shall pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the Takeover Offer.

     Under the Tennessee Business Combination Act, subject to certain exceptions, no Tennessee corporation may engage in any "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period when the transaction
(a) (i) complies with all applicable charter and bylaw requirements and (ii) is approved by the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, and (b) meets certain fair price criteria. "Business combination" is defined by the statute as being any (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge or other transfer of assets representing 10% or more of (A) the aggregate market value of the corporation's consolidated assets, (B) the aggregate market value of the corporation's shares, or (C) the corporation's consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation or dissolution proposed by the interested shareholder; (vi) transaction or recapitalization which increases the proportionate share of any outstanding voting securities owned or controlled by the interested shareholder; or (vii) financing arrangement whereby any interested shareholder receives, directly or indirectly, a benefit except proportionately as a shareholder. "Interested shareholder" is defined as being (i) any person that is the beneficial owner of 10% or more of the voting power of any class or series of outstanding voting stock of the corporation or (ii) an Affiliate or associate of the corporation who at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the outstanding stock of the corporation.

     The Tennessee Greenmail Act prohibits a Tennessee corporation from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price for such shares during the 30 trading days preceding the purchase and sale or preceding the commencement or announcement of a tender offer if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

                   RESTRICTIONS ON OWNERSHIP OF COMMON STOCK

     For the Company to qualify as a REIT under the Code, shares of capital stock must be held by a minimum of 100 persons for at least 335 days in each taxable year or during a proportionate part of a shorter taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of the shares of beneficial interest of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals (the "5/50 Rule"). Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Charter restricts the acquisition of shares of Common Stock (the "Ownership Limitation").

     The Ownership Limitation provides that, subject to certain exceptions specified in the Charter, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the outstanding shares of Common Stock. The Board of Directors may, but in no event is required to, waive the Ownership Limitation if evidence satisfactory to the Board of Directors is presented that ownership in excess of such amount will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it or an undertaking from the applicant with respect to preserving the REIT status of the Company. If shares in excess of the Ownership Limitation, or shares which would cause the Company to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to the shares.

     The Ownership Limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the Ownership Limitation would require an amendment to the Charter. In addition to preserving the Company's status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, 5% or more of the outstanding Common Stock and any shareholder requested by the Company must file an affidavit with the Company containing the information specified in the Charter with respect to their ownership of shares within 30 days after January 1 of each year. In addition, each shareholder shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     Any transfer of shares which would prevent the Company from continuing to qualify as a REIT under the Code will be void ab initio to the fullest extent permitted under applicable law and the intended transferee of such shares will be deemed never to have had an interest in such shares. Further, if, in the opinion of the Board of Directors, (i) a transfer of shares would result in any shareholder or group of shareholders acting together owning in excess of the Ownership Limitation or (ii) a proposed transfer of shares may jeopardize the qualification of the Company as a REIT under the Code, the Board of Directors may, in its sole discretion, refuse to allow the shares to be transferred to the proposed transferee. Finally, the Company may, in the discretion of the Board of Directors, redeem any stock held of record by any shareholder in excess of the Ownership Limitation, for a price equal to the lesser of (i) the market price on the date of notice of redemption; (ii) the market price on the date of purchase; or (iii) the maximum price allowed under the applicable provisions of the Tennessee Business Corporation Act.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material federal income tax considerations that may be relevant to a prospective holder of Common Stock is based on current law, is for general information only, and is not tax advice. The discussion contained herein does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     The statements in this discussion are based on current provisions of the Code, existing, temporary, and currently proposed Treasury regulations promulgated under the Code ("Treasury Regulations"), the legislative history of the Code, existing administrative rulings and practices of the Service, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, effective for its taxable year ending on December 31, 1994. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT. For a discussion of the tax consequences of failure to qualify as a REIT, see "Federal Income Tax
Considerations -- Failure to Qualify."

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in-gain" assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more directors or trustees; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding share of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT. The Company has issued and will issue sufficient Common Stock with sufficient diversity of ownership to allow it to satisfy requirements
(v) and (vi). In addition, the Company's Charter will provide for restrictions regarding transfer of the shares of Common Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in
(v) and (vi) above.

     For purposes of determining share ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code section 401(a), however, generally is not considered an individual and the beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule.

     The Company currently has two subsidiaries (one of which is the Trust) and may have additional subsidiaries in the future. Code Section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been owned by the REIT from the commencement of such corporation's existence. Thus, in applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction, and credit of the Company. The Trust and the Company's other corporate subsidiary are "qualified REIT subsidiaries."

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Partnership will be treated as assets and gross income of the Company for purposes of applying the requirements described herein.

     Income Tests. In order for the Company to maintain its qualification as a REIT, there are three requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of share or securities, or from any combination of the foregoing. Third, not more that 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year may be gain from the sale or other disposition of (i) stock or securities held for less than one year, (ii) dealer property that is not foreclosure property, and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property). The specific application of these tests to the Company is discussed below.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

     Pursuant to the Percentage Leases, the Lessee leases from the Partnership the land, buildings, improvements, furnishings and equipment comprising the Current Hotels for a 10-year period. The Percentage

Leases provide that the Lessee is obligated to pay to the Partnership (i) the greater of the Base Rent or the Percentage Rent (collectively, the "Rents") and
(ii) certain other Additional Charges. The Percentage Rent is calculated by multiplying fixed percentages by the room revenues and food and beverage revenues (where applicable) for each of the Current Hotels in excess of certain levels. Both the Base Rent and the threshold room revenue amount in each Percentage Rent formula will be adjusted for inflation. The adjustment will be calculated at the beginning of each lease year based on the change in the Consumer Price Index ("CPI") during the prior 24 months. The Base Rent accrues and is required to be paid monthly and the Percentage Rent (if any) accrues and is required to be paid quarterly. The Partnership plans to enter into leases with the Lessee with respect to the Acquisition Hotels that are substantially similar to the Percentage Leases (the "Acquisition Leases"). For purposes of this section entitled "Federal Income Tax Considerations," the term "Percentage Leases" includes the Acquisition Leases and assumes that the terms of the Acquisition Leases are substantially similar to the terms of the existing Percentage Leases.

     In order for the Base Rent, the Percentage Rent, and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property).

     In addition, Code Section 7701(e) provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and (vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

     Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the Percentage Leases that discuss whether such leases constitute true leases for federal income tax purposes. If the Percentage Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that the Partnership receives from the Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

     In order for the Rents to constitute "rents from real property," several other requirements also must be satisfied. One requirement is that the Rents attributable to personal property leased in connection with the lease of the real property comprising a Hotel must not be greater than 15% of the Rents received under the Percentage Lease. The Rents attributable to the personal property in a Hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted bases of the personal property in the Hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the Hotel at the beginning and at the end of such taxable year (the "Adjusted Basis Ratio"). With respect to each Hotel that the Partnership has acquired or will acquire in exchange for Units, the initial adjusted bases of the personal property in such hotel is or will be less than 15% of the initial adjusted bases of both the real and personal property comprising such Hotel. The Company has obtained appraisals of the personal property at each Current Hotel that the Partnership acquired in exchange for cash indicating that the appraised value of the personal property at such hotel is less than 15% of the purchase price of such hotel. In addition, the Company believes that the value of the personal property at each Acquisition Hotel that the Partnership acquires in exchange for cash is less than 15% of the purchase price of such hotel and is seeking appraisals of such property that are expected to confirm such belief. However, in the event that the appraisals show that the Adjusted Basis Ratio with respect to any Acquisition Hotel exceeds 15% for the Company's 1995 taxable year, a portion of the personal property at that hotel will be acquired or leased (other than from the Company or the Partnership) and the lease payments under the Percentage Lease will be adjusted appropriately. Further, the Company anticipates that the additional personal property that the Partnership acquires with a portion of the proceeds of the Offering likewise will not cause the Adjusted Basis Ratio under any Percentage Lease to exceed 15%. However, in no event will the Partnership acquire additional personal property for a Hotel to the extent that such acquisition would cause the Adjusted Basis Ratio for that hotel to exceed 15%. There can be no assurance, however, that the Service would not assert that the personal property acquired by the Partnership had a value in excess of the appraised value, or that a court would not uphold such assertion. If such a challenge were successfully asserted, the Company could fail the 15% Adjusted Basis Ratio as to one or more of the Percentage Leases, which in turn potentially could cause it to fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.

     Another requirement for qualification of the Rents as "rents from real property" is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and
(iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the Percentage Rent on income or profits. The Percentage Rent is based on fixed percentages of the gross revenues from the Hotels that are established in the Percentage Leases, and the Company (i) does not intend to renegotiate the percentages during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) believes that the percentages conform with normal business practice. Furthermore, with respect to other hotels that the Company acquires in the future, the Company does not intend to charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above).

     A third requirement for qualification of the Rents as "rents from real property" is that the Company must not own, directly or constructively, 10% or more of the Lessee. The constructive ownership rules generally provide that, if 10% or more in value of the share of the Company is owned, directly or indirectly, by or for any person, the Company is considered as owning the share owned, directly or indirectly, by or for such person. The Company does not own directly any stock of the Lessee. The Limited Partners of the Partnership, including Phillip H. McNeill, Sr., who is the majority shareholder in the Lessee, may acquire Common Stock by exercising their Redemption Rights. The Partnership Agreement, however, provides that if a redeeming Limited Partner would own, actually or constructively, 10% or more of the Company upon the exercise of his Redemption Right, the Company must redeem the Partnership interest of such redeeming Limited Partner in cash rather than Common Stock. The Charter likewise prohibits any person from owning, actually or constructively, 10% or more of the Company. Thus, the Company should never own, actually or constructively, 10% of more of the Lessee. Furthermore, with respect to other hotels that the Company acquires in the future, the Company does not intend to rent any property to a Related Party Tenant. However, because the Code's constructive ownership rules for purposes of the Related Party Tenant rules are broad and it is not possible to monitor continually direct and indirect transfers of Common Stock, no absolute assurance can be given that such transfers or other events of which the Company has no knowledge will not cause the Company to own constructively 10% or more of the Lessee at some future date.

     A fourth requirement for qualification of the Rents as "rents from real property" is that the Company cannot furnish or render non-customary services to the tenants of the Hotels, or manage or operate the Hotels, other than through an independent contractor who is adequately compensated and from whom the Company itself does not derive or receive any income. Provided that the Percentage Leases are respected as true leases, the Company should satisfy that requirement because the Partnership is not performing any services other than customary ones for the Lessee. Furthermore, with respect to other hotels that the Company acquires in the future, the Company does not intend to perform non-customary services with respect to the tenant of the property. As described above, however, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rents likely would be disqualified as "rents from real property" because the Company would be considered to furnish or render services to the occupants of the Hotels and to manage or operate the Hotels other than through an independent contractor who is adequately compensated and from whom the Company derives or receives no income.

     If a portion of the Rents from a particular Hotel do not qualify as "rents from real property" because the amount attributable to personal property exceeds 15% of the total Rents for a taxable year, the portion of the Rents that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income tests. Thus, if the Rents attributable to personal property, plus any other non-qualifying income, during a taxable year exceed 5% of the Company's gross income during the year, the Company would lose its REIT status. If, however, the Rents do not qualify as "rents from real property" because either (i) the Percentage Rent is considered based on income or profits of the Lessee, (ii) the Company owns, directly or constructively, 10% or more of the Lessee, or (iii) the Company furnishes non-customary services to the tenants of the Hotels, or manages or operates the Hotels, other than through a qualifying independent contractor, none of the Rents would qualify as "rents from real property." In that case, the Company likely would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income tests.

     In addition to the Rents, the Lessee is required to pay to the Partnership the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Lessee is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." To the extent, however, that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges, the Additional Charges should not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

     The term "interest," as defined for purposes of the 75% gross income test, generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from that transaction is subject to a 100% tax). The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required in the operation of the Hotels will be purchased by the Lessee or its designee as required by the terms of the Percentage Leases. Accordingly, the Company believes that no asset owned by the Company or the Partnership is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Company or the Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company and the

Partnership will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     It is possible that, from time to time, the Company or the Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that the Company or the Partnership enters into an interest rate swap or cap contract to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Furthermore, any such contract would be considered a "security" for purposes of applying the 30% gross income test. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions will be generally available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "Federal Income Tax Considerations -- Taxation of the Company," even if those relief provisions apply, a tax would be imposed with respect to the net income attributable to the excess of 75% or 95% of the Company's gross income over its qualifying income in the relevant category, whichever is greater. No such relief is available for violations of the 30% income test.

     Asset Tests. The Company, at the close of each quarter of its taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets," or, in cases where the Company raises new capital through share or long-term (at least five-year) debt offerings, temporary investments in shares or debt instruments during the one-year period following the Company's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the mortgage balance does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset requirement, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property, and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Partnership or the stock of a subsidiary with respect to which it has held 100% of the stock at all times during the subsidiary's existence).

     For purposes of the asset requirements, the Company will be deemed to own the Trust's proportionate share of the assets of the Partnership, rather than the shares of the Trust or the Trust's general partnership interest in the Partnership. The Company believes that, at all relevant times (including the taxable periods preceding the Offering), (i) at least 75% of the value of its total assets will be represented by real estate assets, cash and cash items (including receivables), and government securities and (ii) it will not own any securities that do not satisfy the 75% asset requirement (except for the stock of subsidiaries with respect to which it has held 100% of the stock at all times during the subsidiary's existence). In addition, the Company does not intend to acquire or to dispose, or cause the Partnership to acquire or to dispose, of assets in the future in a way that would cause it to violate either asset requirement.

     If the Company should fail to satisfy the asset requirements at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if
(i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the asset requirements either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of its assets). If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company has made, and intends to continue to make, timely distributions sufficient to satisfy all annual distribution requirements.

     It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, under the Percentage Leases, the Lessee may defer payment of the excess of the Percentage Rent over the Base Rent for a period of up to 90 days after the end of the calendar year in which such payment was due. In that case, the Partnership still would be required to recognize as income the excess of the Percentage Rent over the Base Rent in the calendar quarter to which it relates. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds its allocable share of cash attributable to that sale. Therefore, the Company may have less cash available for distribution than is necessary to meet its annual 95% distribution requirement or to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional common or preferred stock.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

     Recordkeeping Requirements. Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding shares. The Company has complied and will continue to comply with such requirements.

     Partnership Anti-Abuse Rule. The U.S. Department of Treasury recently issued a final regulation (the "Anti-Abuse Rule"), under the partnership provisions of the Code (the "Partnership Provisions"), that authorizes the Service, in certain abusive transactions involving partnerships, to disregard the form of the transaction and recast it for federal income tax purposes as the Service deems appropriate. The Anti-Abuse Rule applies where a partnership is formed or utilized in connection with a transaction (or series of related transactions) a principal purpose of which is to reduce substantially the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring an entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners' aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding the Partnership for federal tax purposes or treating one or more of its partners as nonpartners. Any such action potentially could jeopardize the Company's status as a REIT. The Anti-Abuse Rule is generally effective for all transactions relating to a partnership occurring on and after May 12, 1994.

     The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partnership interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares of Common Stock have been held for one year or less) assuming the shares of Common Stock are capital assets in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Common Stock (or distributions treated as such) will be treated as investment income only if the shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF SHAREHOLDERS ON THE DISPOSITION OF THE COMMON STOCK

     In general, any gain or loss realized upon a taxable disposition of the Common Stock by a shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the shares of Common Stock have been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares of Common Stock by a shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the shares of Common Stock may be disallowed if other shares of Common Stock are purchased within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

     A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The Omnibus Budget Reconciliation Act of 1993 increased the highest marginal individual income tax rate to 39.6%, but generally did not change the tax rate on net capital gains applicable to individuals. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual deduction of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company will report to its U.S. shareholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company. See "Federal Income Tax
Considerations -- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the shares of Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9),
(17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and
(iii) either (A) one pension trust owns more than 25% of the value of the Company's shares or (B) a group of pension trusts individually holding more than 10% of the value of the Company's shares collectively own more than 50% of the value of the Company's shares.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and are not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Common Stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a non-U.S. corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares of Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's Common Stock, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares of Common Stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, a Non-U.S. Shareholder can file a claim for refund with the Service for the overwithheld amount to the extent it is determined subsequently that such distribution was, in fact, in excess of the current and accumulated earnings and profits of the Company.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of his shares of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled REIT" and, therefore, the sale of the shares of Common Stock will not be subject to taxation under FIRPTA. However, because the Common Stock is publicly traded, no assurance can be given that the Company will continue to be a "domestically controlled REIT." Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Stock is effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations). IN ADDITION, NON-U.S. SHAREHOLDERS SHOULD BE AWARE THAT, IN THE PAST, LEGISLATIVE PROPOSALS HAVE BEEN MADE THAT WOULD HAVE SUBJECTED NON-U.S. PERSONS TO U.S. TAX IN CERTAIN CIRCUMSTANCES ON THEIR GAINS FROM THE SALE OF SHARES IN U.S. CORPORATIONS. THERE CAN BE NO ASSURANCE THAT A SIMILAR PROPOSAL WILL NOT BE ENACTED INTO LAW IN A FORM DETRIMENTAL TO FOREIGN HOLDERS OF THE COMMON STOCK.

OTHER TAX CONSEQUENCES

     The Company, the Partnership, or the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, PROSPECTIVE SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

TAX ASPECTS OF THE PARTNERSHIP

     The following discussion summarizes certain federal income tax considerations applicable to the Company's investment in the Partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

  Classification as a Partnership

     The Company will be entitled to include in its income its distributive share of the Partnership's income and to deduct its distributive share of the Partnership's losses only if the Partnership is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation. An organization formed as a partnership will be treated as a partnership, rather than as a corporation, for federal income tax purposes if it
(i) has no more than two of the four corporate characteristics that the Treasury Regulations use to distinguish a partnership from a corporation for tax purposes and (ii) is not a "publicly traded" partnership. Those four characteristics are continuity of life, centralization of management, limited liability, and free transferability of interests. A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of certain passive-type income, including (as may be relevant here) real property rents, gains from the sale or other disposition of real property, interest, and dividends.

     The Service has issued a notice providing limited safe harbors from the definition of a publicly traded partnership in advance of the issuance of Treasury Regulations. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all of the partnership interests are issued in a transaction that is not registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 500 partners (taking into account as a partner each person who indirectly owns an interest in the partnership through a partnership, grantor trust, or S corporation). The Partnership satisfies the Private Placement Exclusion.

     The U.S. Department of the Treasury recently issued proposed regulations (the "Proposed PTP Regulations") that would modify the Private Placement Exclusion in two significant respects. First, the Proposed PTP Regulations provide that the Private Placement Exclusion would apply only for determining whether interests in a partnership are readily tradable on the substantial equivalent of a secondary market. Thus, a partnership that satisfies the Private Placement Exclusion nevertheless would be treated as a publicly traded partnership if its interests are readily tradable on a secondary market. Interests in a partnership are readily tradable on a secondary market if (i) the interests are regularly quoted by any person, such as a broker or dealer, making a market in the interests or (ii) any person regularly makes available to the public (including customers or subscribers) bid or offer quotes with respect to the interests and stands ready to effect buy or sell transactions at the quoted prices for itself or on behalf of others. The limited partners of the Partnership have the right, under certain circumstances, to cause the Partnership to redeem their Units. If the Proposed PTP Regulations are issued as final regulations in their present form, there is a risk that the existence of the Redemption Rights will cause the Units to be considered readily tradable on a secondary market. The second significant modification to the Private Placement Exclusion is that it would not apply if both (i) the partnership has more than 50 partners at any time during its taxable year (taking into account as a partner each person who indirectly owns an interest in the partnership through a partnership, grantor trust, or S corporation, and aggregating partnerships that jointly operate businesses or otherwise have interrelated operations) and (ii) the sum of the percentage interests in partnership capital or profits transferred during the taxable year of the partnership (other than certain extraordinary transfers) exceeds 10% of the total interests in partnership capital or profits (excluding the general partner's partnership interest if the general partner owns more than 10% of the outstanding interests in partnership capital or profits).

     The Proposed PTP Regulations are in proposed form and may be modified significantly before they are issued in final form. Furthermore, the Proposed PTP Regulations will apply only to taxable years beginning on or after the date on which the Proposed PTP Regulations are published in final form. Consequently, they are not currently applicable to the Partnership. If the Partnership is considered a publicly traded partnership under the Proposed PTP Regulations because the Units are deemed to be readily tradable on a secondary market, the Partnership will not be treated as a corporation if it is eligible for the 90% passive-type income exception. In any event, it is anticipated that once the final regulations are issued, restrictions will be placed on the ability of the holders of Units to exercise the Redemption Rights as and if deemed necessary to ensure that the Partnership does not constitute a publicly traded partnership.

     If for any reason the Partnership was taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests" and "-- Requirements for Qualification -- Asset Tests." In addition, any change in the Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements." Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Partnership's taxable income.

  Income Taxation of the Partnership and its Partners

     Partners, Not the Partnership, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Trust is required to take into account its allocable share of the Partnership's income, gains, losses, deductions, and credits for any taxable year of the Partnership ending within or with the taxable year of the Trust, without regard to whether the Trust has received or will receive any distribution from the Partnership.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

     Tax Allocations With Respect to Contributed Properties.  Pursuant to
Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department recently issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by Section 704(c) of the Code and outlining several reasonable allocation methods. The Partnership has elected to use the traditional method for allocating Code Section 704(c) items with respect to the Hotels it acquired during 1994 in exchange for partnership interests in the Partnership.

     Under the Partnership Agreement, depreciation or amortization deductions of the Partnership generally will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that the Partnership is required under Code Section 704(c) to use a method for allocating tax depreciation deductions attributable to the Hotels or other contributed properties that results in the Trust receiving a disproportionately large share of such deductions. In addition, gain on sale of a Hotel will be specially allocated to the Limited Partners to the extent of any "built-in" gain with respect to such Hotel for federal income tax purposes. The application of Section 704(c) to the Partnership is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future.

     Basis in Partnership Interest. The Trust's adjusted tax basis in its partnership interest in the Partnership generally is equal to (i) the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership, and (iii) reduced, but not below zero, by (I) the Trust's allocable share of the Partnership's loss and (II) the amount of cash distributed to the Trust, and by constructive distributions resulting from a reduction in the Trust's share of indebtedness of the Partnership.

     If the allocation of the Trust's distributive share of the Partnership's loss would reduce the adjusted tax basis of the Trust's partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Trust's adjusted tax basis below zero. To the extent that the Partnership's distributions, or any decrease in the Trust's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce the Trust's adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to the Trust. Such distributions and constructive distributions normally will be characterized as capital gain, and, if the Trust's partnership interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

     Depreciation Deductions Available to the Partnership. To the extent that the Partnership acquired or will acquire the Hotels for cash, the Partnership's initial basis in such Hotels for federal income tax purposes generally is or will be equal to the purchase price paid by the Partnership. The Partnership plans to depreciate such depreciable property for federal income tax purposes under either the modified accelerated cost recovery system of depreciation ("MACRS") or the alternative depreciation system of depreciation ("ADS"). The Partnership plans to use MACRS for furnishings and equipment. Under MACRS, the Partnership generally will depreciate such furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, the Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. The Partnership plans to use ADS for buildings and improvements. Under ADS, the Partnership generally will depreciate such buildings and improvements over a 40-year recovery period using a straight line method and a mid-month convention. However, to the extent that the Partnership acquired or will acquire the Hotels in exchange for limited partnership interests in the Partnership, the Partnership's initial basis in each Hotel for federal income tax purposes should be the same as the transferor's basis in that Hotel on the date of acquisition. Although the law is not entirely clear, the Partnership intends to depreciate such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Partnership's tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the Partnership (except to the extent that the Partnership is required under Code Section 704(c) to use a method for allocating depreciation deductions attributable to the Hotels or other contributed properties that results in the Trust receiving a disproportionately large share of such deductions).

SALE OF THE PARTNERSHIP'S PROPERTY

     Generally, any gain realized by the Partnership on the sale of property by the Partnership held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of the Hotels will be allocated first to the Limited Partners under Section 704(c) of the Code to the extent of their "built-in gain" on those Hotels for federal income tax purposes. The Limited Partners' "built-in gain" on the Hotels sold will equal the excess of the Limited Partners' proportionate share of the book value of those Hotels over the Limited Partners' tax basis allocable to those Hotels at the time of the sale. Any remaining gain recognized by the Partnership on the disposition of the Hotels, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

     The Company's share of any gain realized by the Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. See "Federal Income Tax Considerations -- Requirements For Qualification -- Income Tests" above. The Company, however, does not presently intend to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of the Company's or the Partnership's trade or business.

                              PLAN OF DISTRIBUTION

     The Company may sell the Common Stock to one or more underwriters or dealers for public offering and sale by them or may sell the Common Stock to investors directly or through designated agents. Any such underwriter, dealer or agent involved in the offer and sale of the Common Stock will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Common Stock at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Common Stock upon the terms and conditions set forth in any Prospectus Supplement. Underwriters may sell Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Common Stock and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Common Stock may be deemed to be underwriters, and any discounts and commissions received by them from the Company or from purchasers of Common Stock and any profit realized by them on resale of the Common Stock may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Common Stock will be passed upon for the Company by Hunton & Williams.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Equity Inns, Inc. as of December 31, 1994 and 1993 and for the period March 1, 1994 (inception of operations) through December 31, 1994 and the financial statements of McNeill Hotel Co., Inc. as of December 31, 1994 and for the period March 1, 1994 (inception of operations) through December 31, 1994 are incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K. The combined financial statements of Williams Hotels as of December 31, 1994 and for the year then ended are incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K-A dated November 9, 1995. The above said financial statements have been so incorporated in reliance on the reports of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

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
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                     NO DEALER, SALESPERSON OR OTHER PERSON HAS
                 BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE
                 ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN
                 THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE
                 BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH
                 INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED
                 UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR
                 ANY OF THE UNDERWRITERS.  THIS PROSPECTUS DOES NOT
                 CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF                            134,584 SHARES
                 ANY OFFER TO BUY ANY SECURITY OTHER THAN THE
                 COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES
                 IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION
                 OF ANY OFFER TO BUY THE COMMON STOCK BY ANYONE IN                            EQUITY INNS, INC.
                 ANY JURISDICTION IN WHICH SUCH OFFER OR
                 SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE
                 PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT
                 QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS
                 UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                 NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY                                COMMON STOCK
                 SALE MADE HEREUNDER SHALL, UNDER ANY
                 CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE
                 HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY
                 SINCE THE DATE HEREOF.                                                        ---------------
                                                                                                 PROSPECTUS
                                   ---------------                                             ---------------

                                  TABLE OF CONTENTS

                                                               PAGE
                                                               ----
                 PROSPECTUS SUPPLEMENT
                 ---------------------

                 Recent Developments . . . . . . . . . . . . .   S-1
                 Use of Proceeds . . . . . . . . . . . . . . .   S-1
                 Price Range of Common Stock and
                  Distributions  . . . . . . . . . . . . . . .   S-2
                 Plan of Distribution  . . . . . . . . . . . .   S-3
                                                                                              NOVEMBER 5, 1996


                 PROSPECTUS                                    PAGE
                 ----------                                    ----

                 Available Information . . . . . . . . . . . .     2
                 Incorporation of Certain Documents by Reference   2
                 The Company . . . . . . . . . . . . . . . . .     3
                 Use of Proceeds . . . . . . . . . . . . . . .     3
                 Description of Capital Stock  . . . . . . . .     4
                 Restrictions on Ownership of Common Stock . .     7
                 Federal Income Tax Considerations . . . . . .     9
                 Plan of Distribution  . . . . . . . . . . . .    23
                 Legal Matters   . . . . . . . . . . . . . . .    24
                 Experts . . . . . . . . . . . . . . . . . . .    24



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